82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS R[redacted]

02049271

TSX:KLS

SUPPL

FOR IMMEDIATE RELEASE

SERVICE TRIAL CARS MEETING MILEAGE REQUIREMENTS

July 31, 2002, Vancouver, BC — As an update to Kelso's news release dated June 17, 2002, Kelso has received the actual miles traveled for its 30 tank cars in the current AAR Service Trial. As reported in Kelso's June 17, 2002 release, it is an AAR requirement that the 30 tank cars must average a minimum of 5,000 miles per car over a 12 month period.

Kelso has now put in place a system whereby the owner of the tank cars will report to Kelso on a monthly basis the actual mileage accumulated by the 30 tank cars in the trial. Due to the large size of the owner's fleet of cars and the various railroads their cars travel on, there is an approximate delay of 40 days from the time the mileage is recorded by a tracking association until the owner receives the mileage information.

Because of the above, Kelso just received the mileage from November 14, 2001 through April 30, 2002. The average mileage per tank car for the 30 cars in the trial is approximately 3,900 miles in less than six months.

With this type of mileage happening in such a very short time frame, and given that the summer months are also the busiest period for the Lessee to transport their products to their customers in the service trial cars, Kelso is confident that it will meet or exceed the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in November 2002.

In anticipation of commercialization of the Kelso JS75 SRV pressure relief valve, Dominick & Dominick Securities Inc. has sent out investment packages to various Venture Capitalists in order for them to review the investment opportunity which Kelso provides. Kelso is interested in speaking with any individuals and/or companies interested in learning more about Kelso and its revolutionary patented valve.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Stephen L. Grossman, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

SERVICE TRIAL CARS MEETING MILEAGE REQUIREMENTS

July 31, 2002, Vancouver, BC — As an update to Kelso's news release dated June 17, 2002, Kelso has received the actual miles traveled for its 30 tank cars in the current AAR Service Trial. As reported in Kelso's June 17, 2002 release, it is an AAR requirement that the 30 tank cars must average a minimum of 5,000 miles per car over a 12 month period.

Kelso has now put in place a system whereby the owner of the tank cars will report to Kelso on a monthly basis the actual mileage accumulated by the 30 tank cars in the trial. Due to the large size of the owner's fleet of cars and the various railroads their cars travel on, there is an approximate delay of 40 days from the time the mileage is recorded by a tracking association until the owner receives the mileage information.

Because of the above, Kelso just received the mileage from November 14, 2001 through April 30, 2002. The average mileage per tank car for the 30 cars in the trial is approximately 3,900 miles in less than six months.

With this type of mileage happening in such a very short time frame, and given that the summer months are also the busiest period for the Lessee to transport their products to their customers in the service trial cars, Kelso is confident that it will meet or exceed the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in November 2002.

In anticipation of commercialization of the Kelso JS75 SRV pressure relief valve, Dominick & Dominick Securities Inc. has sent out investment packages to various Venture Capitalists in order for them to review the investment opportunity which Kelso provides. Kelso is interested in speaking with any individuals and/or companies interested in learning more about Kelso and its revolutionary patented valve.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com